

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 3, 2007

Via U.S. Mail and Fax (011-44-20-7356-5731)
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

      RE: BT Group plc
            Form 20-F for the fiscal year ended March 31, 2007
            Filed May 30, 2007
            File Number 1-08819

Dear Mr. Lalani:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director